

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

<u>Via E-Mail</u>
Mr. Guoqing Jiang
President and Chief Executive Officer
Tianyin Pharmaceutical Co. Inc.
23rd Floor, Unionsun Yangkuo
Plaza No. 2 Block 3
Renmin Road South
Chengdu 610041 P. R. China

> **Re:** **Tianyin Pharmaceutical Co. Inc.**
> **Item 4.02 Form 8-K**
> **Filed June 16, 2011 and amended July 7, 2011**
> **File No. 001-34189**

Dear Mr. Jiang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Accounting Branch Chief